Exhibit 5.1
[Jones Day Letterhead]
February 26, 2010
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, Texas 75254
          Re: 1,495,000 Shares of Common Stock of PMFG, Inc.
Ladies and Gentlemen:
     We have acted as counsel to PMFG, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of up to 1,495,000 shares (the “Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) and associated stock purchase rights which may be issued to holders of the Common Stock (the “Rights”), pursuant to the Underwriting Agreement, dated as of February 26, 2010 (the “Underwriting Agreement”), by and between the Company and Needham & Company, LLC.
     In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:
     1. The Shares have been authorized by all necessary corporate action of the Company and, when issued and delivered pursuant to the terms of the Underwriting Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.
     2. When issued in accordance with the terms of the Rights Agreement, dated as of August 15, 2008 (as it may be amended from time to time, the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent, the Rights associated with the Shares will be validly issued.
     The opinion set forth in paragraph 2 above is limited to the corporate authorization and valid issuance of the Rights under the corporation laws of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the authorization, execution, delivery or administration of the Rights Agreement or the issuance of the Rights or the enforceability of any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Company’s Board of Directors has acted and will act in accordance with its fiduciary duties with respect to the authorization, execution, delivery and administration of the Rights Agreement and the issuance of the Rights.

PMFG, Inc.
February 26, 2010

     As to facts material to the opinions and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. The opinions expressed herein are limited to the laws of the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company relating to the Company’s Registration Statement on Form S-3 (File No. 333-162064) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus supplement constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.
Very truly yours,
/s/ Jones Day